 Exhibit 99.1

First Mining’s Joint Venture Partner Big Ridge Gold Completes Stage 1 Earn-In for the Hope Brook Gold Project, Newfoundland, Canada

VANCOUVER, BC, Sept. 13, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that Big Ridge Gold Corp. ("Big Ridge") (TSXV: BRAU) has completed the Stage 1 earn-in requirements (the "Stage 1 Earn-In") with respect to the Hope Brook Gold Project ("Hope Brook") as set out in the earn-in agreement (the "Agreement") that Big Ridge signed with First Mining on April 5, 2021.  As required under the Agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge ("Big Ridge Shares") to First Mining, and (iii) granted to First Mining a 1.5% net smelter returns ("NSR") royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million.

With the Stage 1 Earn-In now complete, Big Ridge has earned a 51% ownership interest in Hope Brook and has until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the "Stage 2 Earn-In") by: (i) incurring a further $10 million in exploration expenditures (the "Additional Expenditures"); and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares outstanding. Upon completion of the Stage 2 Earn-In, First Mining will hold a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

"First Mining is delighted that Big Ridge has completed its $10 million worth of Stage 1 expenditures on the Hope Brook project in such an expeditious timeframe", stated Dan Wilton, CEO of First Mining. "Our partnership with Big Ridge has surfaced significant value for First Mining's shareholders and continues to highlight the potential value for the Hope Brook deposit. Our team remains encouraged and eagerly awaits results from Big Ridge's ongoing Phase 1 drill program."

"The successful completion of the Stage 1 earn-in at Hope Brook marks a significant milestone in the development of this exciting project" commented Mike Bandrowski, CEO of Big Ridge. "The promising results from our Phase 1 drill program have motivated the Big Ridge team to continue to advance the Hope Brook Project and highlight that it is a much larger, high-grade deposit in a Tier-1 location."

To date, Big Ridge has completed 61 diamond drill holes and released results from 33 of those holes. The Phase 1 drill program at Hope Brook has focused on connecting the Main Zone and the 240 Zone near surface and at depth, respectively, and testing the down dip extensions to both the Main and 240 Zones. Results from the Phase 1 drill program will be included in the updated mineral resource estimate that Big Ridge expects to issue in H1 2023.

About Hope Brook

The Hope Brook Gold Project is an advanced stage, high-grade gold project that produced 752,162 ounces of gold from 1987 – 1997. Hope Brook hosts an indicated gold resource totalling 5,500,000 tonnes grading 4.77 grams per tonne gold for 844,000 ounces and inferred resources totalling 836,000 tonnes grading 4.11 grams per tonne gold for 110,000 ounces based on a 3.0 gram per tonne cut-off grade and a long-term gold price of US$1,200, according to a technical report for Big Ridge Gold Corp., prepared by authors Michael Cullen, P. Geo., and Matthew Harrington, P. Geo., of Mercator Geological Services Limited and Jeffrey Burke, P. Geo., and titled "NI 43-101 Technical Report for the Hope Brook Gold Project, Newfoundland And Labrador, Canada", May 6, 2021.

The Hope Brook gold deposit is a high-sulfidation epithermal gold deposit hosted in the Proterozoic aged Whittle Hill Sandstone and is intruded by a Late Proterozoic quartz-feldspar porphyry sill-dyke complex of the Roti Intrusive Suite. The deposit is located adjacent to and within an extensive advanced argillic alteration envelope which includes pyrophyllite, kaolinite, andalusite, and alunite. The principal gold mineralization occurs in a buff-coloured massive, vuggy silicic alteration with an associated, less developed grey silicic alteration with pyrite, chalcopyrite and lesser bornite. Gold mineralization is also found with pyrite in units of advanced argillic alteration adjacent to or near silicic alteration horizons. The altered and mineralized zone is cut by mafic dykes whose contacts are often mineralized. All of the altered and mineralized sequences and the intruded dykes have been folded.

Hope Brook is located 85 kilometres east of Port aux Basques, Newfoundland. The project has well maintained infrastructure on site, including an operational 28-person camp, an 1,100-meter airstrip, ice-free docking facility and importantly, connection to the provincial electrical power grid via an on-site substation.

Significant exploration potential remains on the ~26,000-hectare concession providing a great opportunity to expand the mine area as well as surface showings throughout the concessions.

About Big Ridge

Big Ridge Gold Corp. is an exploration and development company managed by a disciplined and experienced team of officers and directors. The Company is committed to the development of advanced stage mining projects using industry best practices combined with strong social license from the local communities. Big Ridge owns a 100% interest in the highly prospective Oxford Gold Project located in Manitoba and the Destiny Gold Project in Quebec. Big Ridge is the operator of the Hope Brook Gold Project located in Newfoundland and Labrador.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022.  First Mining also owns the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) completion and timing of the Stage 2 Earn-In; (ii) the timing for results of Big Ridge's Phase 1 exploration drill program at Hope Brook; (iii) timing for the release by Big Ridge of an updated mineral resource estimate for Big Ridge; (iv) the Company's plans with respect to advancing its portfolio of gold projects; and (v) Feasibility and permitting activities related to the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 13-SEP-22